FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
September 05, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-12032

Mobile TeleSystems OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2006

MTS PRESS RELEASE. SEPTEMBER 5, 2006

MOSCOW, RUSSIAN FEDERATION – SEPTEMBER 5, 2006 – MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, TODAY ANNOUNCES ITS SECOND QUARTER 2006(1) FINANCIAL AND OPERATING RESULTS.

Financial Highlights

•                  Consolidated revenues of $1,492 million

•                  Consolidated OIBDA(2) of $730 million (OIBDA margin of 48.9%)

•                  Consolidated net income of $295 million

•                  Free cash-flow(3) positive with $139 million

Corporate Highlights

•                  Launch of new brand

•                  Dividends in the amount of $562 million approved by the AGM on June 23, 2006

•                  Mr Leonid Melamed approved to the position of President and CEO

•                  Mr Vsevolod Rozanov appointed Chief Financial Officer

•                  BoD will recommend the creation of a management board at the EGM on October 30, 2006

•                  Adoption of 3+1 strategy and new corporate group structure

Financial Summary (Unaudited)

US$ million	Q2 2006	Q2 2005	Change Y-on-Y	Q1 2006	Change Q-on-Q
Revenues	1,492.0	1,236.6	20.7%	1,288.7	15.8%
Net operating income	465.2	434.7	7.0%	334.2	39.2%
Net operating margin	31.2%	35.2%	—	25.9%	—
Net income	294.7	303.9	-3.0%	184.4	59.8%
OIBDA	730.3	651.6	12.1%	598.6	22.0%
OIBDA margin	48.9%	52.7%	—	46.5%	—

(1) Based on unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(2) See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(3) See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

Leonid Melamed, President and CEO of MTS, highlighted

“For the period, we witnessed strong top-line growth of over 20%, an improving OIBDA margin and strong balance sheet strength. The Board of Directors adopted our 3+1 strategy for growth and implemented a new corporate group structure under which MTS Group was created.

In accomplishing our promise to the shareholders, we have begun work on optimizing costs, heightened our marketing activity and made our business processes more efficient.”

Operating Overview

Market Growth

Growth in Russia and Ukraine continued with mobile penetration(4) increasing from 91% to 97% in Russia and from 69% to 76% in Ukraine during the second quarter of 2006.

Mobile penetration in Uzbekistan increased from 4.4% at the beginning of the year to 5.7% at the end of the second quarter and from 1.8% to 2.2% in Turkmenistan. In Belarus, mobile penetration increased from 46% to 51% for the same period.

Subscriber Development

The Company added 3.05 million new customers during the second quarter of 2006 on a consolidated basis, all of which were added organically. MTS’ operations in Russia accounted for 2.21 million, 660,000 were added in Ukraine, approximately 152,000 in Uzbekistan and 32,000 in Turkmenistan.

In the second quarter of 2006 the Company’s churn rates in Russia decreased from 6.3% to 5.4% and in Ukraine increased from 6.1% to 7.9%.

Since the end of the second quarter to July 31, 2006, MTS has organically added a further 1.62 million, expanding its consolidated subscriber base to 65.72 million.

Market Share

In Russia, MTS had a leading market share of approximately 34%. In Ukraine, the Company’s market share was 42%. MTS’ market share(5) in Uzbekistan and Turkmenistan reached 55% and 80% respectively at the end of the second quarter of 2006.

In Belarus, the market share of MTS Belarus was maintained at 52%.

Customer Segmentation

Subscriptions to MTS’ pre-paid tariff plans (Jeans in Russia, and Jeans and SIM-SIM in Ukraine) accounted for 93% of gross additions in Russia and 95% Ukraine. At end of the second quarter of 2006, 90% of MTS’ customers in Russia were signed up to pre-paid tariff plans, compared to 83% a year ago. In Ukraine, the share of customers signed to pre-paid tariff plans was 91%.

(4) The source for all market information on Russia and Ukraine in this press release is AC&M-Consulting.

(5)  According to the Company’s estimates.

Key Operating Summary

IMPORTANT DISCLOSRUE INFORMATION

Please note that as of the reporting date for Q2 2006, MTS will change its methodology for reporting average revenue per user (ARPU) for its Russian subscribers, a common calculation used throughout the telecommunications industry as a measure of company effectiveness and performance.  Whereas previously we had excluded interconnect fees, we will now be including all network revenue in our calculation.  To assist our investors and analysts, we have included recalculated ARPU figures dating back to Q1 2005 as well as ARPU for Q2 2006 under our previous methodology.

	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Total consolidated subscribers, end of period (mln)	64.10	61.05	58.19	50.36	44.07	38.69
Russia	48.04	45.84	44.22	38.87	34.09	30.25
Ukraine	15.11	14.46	13.33	10.94	9.52	8.08
Uzbekistan	0.82	0.67	0.58	0.49	0.40	0.35
Turkmenistan	0.12	0.09	0.07	0.06	0.06	—
MTS Belarus(6)	2.58	2.34	2.13	1.85	1.61	1.40
Russia
ARPU (US$)(7)	7.1	6.2	7.3	8.9	9.3	9.1
ARPU (US$) recalculated(8)	7.5	6.6	7.4	9.0	9.4	9.1
MOU (minutes)	128	118	123	130	134	138
Churn rate (%)	5.4	6.3	5.2	2.9	6.8	6.7
SAC per gross additional subscriber (US$)	23.8	18.7	19.8	18.6	18.4	18.2
Ukraine
ARPU (US$)	8.0	7.5	9.1	10.8	10.8	10.0
MOU (minutes)	152	147	120	132	118	130
Churn rate (%)	7.9	6.1	6.0	6.2	5.7	5.1
SAC per gross additional subscriber (US$)	12.7	14.4	9.4	15.7	14.2	22.1

Russia

•                  Second quarter revenues up 17% year-on-year to $1,085 million(9)

•                  Second quarter net income down 8% year-on-year to $194 million

•                  Second quarter OIBDA up 4% year-on-year to $512 million (OIBDA margin of 47.2%)

MTS’ average monthly minutes of usage per subscriber (MOU) in Russia increased from 118 to 128 minutes in the second quarter of 2006 due to seasonality with increased roaming revenues and marketing initiatives aimed at increasing traffic, such as the launch of the tariff plan “Pervyi” on June 2, 2006 and the April introduction of MTS’ Unlimited Weekends, which offered free weekend calls. Post-paid subscribers’ MOU increased from 327 minutes in the previous quarter to 403 minutes.

The average monthly service revenue per subscriber (ARPU) in Russia increased from $6.6 to $7.5 (or from $6.2 to $7.1 under our previous methodology for calculating ARPU) due to seasonal factors, such as higher roaming revenues and significant increase in usage of post-paid subscribers.

Subscriber acquisition costs (SAC) in the second quarter of 2006 increased from $18.7 to $23.8 due to the increase in advertising and marketing expenses related to the Company’s aggressive marketing policy.

Ukraine

•                  Second quarter revenues up 23% year-on-year to $358 million(10)

(6)  MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

(7)  See Attachment C for definitions of ARPU, MOU, Churn and SAC.

(8)  See above disclosure, as ARPU for Russia has been recalculated to include all network revenue.

(9)  Excluding intercompany eliminations of $0.5 million.

•                  Second quarter net income down 1% year-on-year to $88 million

•                  Second quarter OIBDA up 25% year-on-year to $185 million (OIBDA margin of 51.7%)

MOU slightly increased sequentially in Ukraine in the second quarter from 147 minutes to 152 minutes as a result of seasonality, new pre-paid tariffs launched in March and April 2006 and special offers to JEANS and Sim-Sim subscribers in May 2006.

ARPU in Ukraine increased from $7.5 in the first quarter to $8.0 in the second quarter due to seasonality and Company’s activities aimed at ARPU stimulation.

SAC decreased from $14.4 to $12.7 in the second quarter due to a decrease in advertising and marketing expenses.

Uzbekistan

Revenues in Uzbekistan in the second quarter contributed $27.9 million to the Company’s consolidated revenues (up 36% y-o-y), $16.0 million to its consolidated OIBDA (up 26% y-o-y) with an OIBDA margin of 57.3%, and $5.2 million to its consolidated net income (down 6% y-o-y). Second-quarter ARPU was $12.4, down from $13.4 in the previous quarter. Second quarter MOU was 475 minutes, an increase from 411 minutes in the previous quarter.

Turkmenistan

MTS’ operations in Turkmenistan contributed $23.9 million to the Company’s consolidated revenues, $16.9 million to its consolidated OIBDA (OIBDA margin of 70.7%) and $8.2 million to its consolidated net income in the second quarter of 2006. ARPU was at $74.9, a decrease from $80.5 in the previous quarter.

Financial Position

The Company’s cash expenditure on property, plant and equipment in the second quarter of 2006 amounted to $372 million, of which approximately $243 million was invested in Russia, $112 million in Ukraine, $15 million in Uzbekistan and $2 million in Turkmenistan. In addition, its cash expenditure on intangible assets during the quarter amounted to $39 million ($30 million in Russia and $9 million in Ukraine).

As of June 30, 2006, MTS’ total debt(11) was at $3.3 billion, resulting in a ratio of total debt to LTM OIBDA(12) of 1.2 times. Net debt amounted to $2.7 billion at the end of the quarter and the net debt to LTM OIBDA ratio of 1.0 times.

***

For further information, please contact:

Mobile TeleSystems, Moscow	tel: +7 495 223-20-25
Investor Relations Department	e-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 65.72 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances

(10)  Excluding intercompany eliminations of $2.4 million.

(11)  Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

(12)  LTM OIBDA represents the last twelve months of rolling OIBDA. See Appendix B for reconciliations to our consolidated statements.

occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

***

Attachments to the Second Quarter 2006 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Q1 2006	Q2 2006	Q2 2005
Operating income	334.2	465.2	434.7
Add: depreciation and amortization	264.4	265.1	216.9
OIBDA	598.6	730.3	651.6

	Q1 2006
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	229.9	92.9	9.9	1.5
Add: depreciation and amortization	203.9	50.8	5.8	3.9
OIBDA	433.8	143.7	15.7	5.4

	Q2 2006
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	316.6	126.5	9.1	13.0
Add: depreciation and amortization	195.7	58.6	6.9	3.9
OIBDA	512.4	185.1	16.0	16.9

	Q2 2005
US$ million	Russia	Ukraine	Uzbekistan
Operating income	315.7	111.2	7.8
Add: depreciation and amortization	175.3	36.7	4.9
OIBDA	491.0	147.9	12.7

OIBDA margin can be reconciled to our operating margin as follows:

	Q1 2006	Q2 2006	Q2 2005
Operating margin	25.9%	31.2%	35.2%
Add: depreciation and amortization as a percentage of revenue	20.6%	17.8%	17.5%
OIBDA margin	46.5%	48.9%	52.7%

	Q1 2006
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	24.8%	29.3%	39.0%	7.7%
Add: depreciation and amortization as a percentage of revenue	21.9%	16.0%	22.8%	20.6%
OIBDA margin	46.7%	45.3%	61.8%	28.3%

	Q2 2006
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	29.2%	35.3%	32.7%	54.3%
Add: depreciation and amortization as a percentage of revenue	18.0%	16.4%	24.6%	16.4%
OIBDA margin	47.2%	51.7%	57.3%	70.7%

	Q2 2005
	Russia	Ukraine	Uzbekistan
Operating margin	34.0%	38.3%	38.2%
Add: depreciation and amortization as a percentage of revenue	18.9%	12.7%	23.7%
OIBDA margin	52.9%	51.0%	61.9%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ million	As of 30 Jun 2006	As of 31 Dec 2005
Current portion of debt and of capital lease obligations	519.3	768.7

Long-term debt	2,744.1	2,079.0

Capital lease obligations	3.5	2.9

Total debt	3,266.9	2,850.6

Less:

Cash and cash equivalents	(535.8)	(78.3)

Short-term investments	(57.7)	(28.1)

Net debt	2,673.3	2,744.2

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

	Six months ended 31 Dec 2005	Six months ended 30 Jun 2006	Twelve months ended 30 Jun 2006
US$ million	A	B	C=A+B
Net operating income	858.6	799.4	1,658.1
Add: depreciation and amortization	492.1	529.5	1,021.5
OIBDA	1,350.7	1,328.9	2,679.6

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

US$ million	For six months ended 30 Jun 2006	For six months ended 30 Jun 2005
Net cash provided by operating activities	908.8	866.6

Less:

Purchases of property, plant and equipment	(669.4)	(646.7)

Purchases of intangible assets	(77.1)	(120.1)

Purchases of other investments	(2.8)	—

Investments in and advances to associates	3.2	1.0

Acquisition of subsidiaries, net of cash acquired	(23.6)	(37.9)

Free cash-flow	139.1	62.9

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days, or one hundred and eighty three days in the case of our Jeans brand tariff, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect and guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Net operating revenue
Service revenue and connection fees	$1 469 080	$1 222 597	$2 719 628	$2 261 532
Sales of handsets and accessories	22 937	13 971	61 098	32 064
	1 492 017	1 236 568	2 780 726	2 293 596
Operating expenses
Cost of services	282 344	175 624	521 372	318 239
Cost of handsets and accessories	51 084	58 709	113 203	118 882
Sales and marketing expenses	152 581	141 367	281 003	268 797
General and administrative expenses	240 056	188 454	445 991	357 533
Depreciation and amortization	265 058	216 897	529 485	415 065
Provision for doubtful accounts	17 105	11 344	52 833	25 655
Other operating expenses	18 579	9 500	37 408	16 034

Net operating income	465 210	434 673	799 431	773 391

Currency exchange and transaction losses / (gains)	3 867	1 046	(7 294)	446

Other (income) / expenses:
Interest income	(4 165)	(9 831)	(7 912)	(14 925)
Interest expense	47 775	33 598	89 850	64 035
Other (income) / expenses	(15 336)	(7 806)	2 330	(15 248)
Total other expenses, net	28 274	15 961	84 268	33 862

Income before provision for income taxes and minority interest	433 069	417 666	722 457	739 083

Provision for income taxes	136 097	106 252	239 005	190 150

Minority interest	2 311	7 547	4 367	12 591

Net income	294 661	303 867	479 085	536 342

Weighted average number of common shares outstanding, in thousands	1 987 926	1 986 124	1 987 926	1 986 124
Earnings per share - basic and diluted	0.15	0.15	0.24	0.27

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2006 and DECEMBER 31, 2005

(Amounts in thousands of U.S. dollars, except share amounts)

	As of June 30,	As of December 31,
	2006	2005
CURRENT ASSETS:
Cash and cash equivalents	$535 842	$78 284
Short-term investments	57 707	28 059
Trade receivables, net	237 184	209 320
Accounts receivable, related parties	985	7 661
Inventory and spare parts	224 725	156 660
VAT receivable	324 566	398 021
Prepaid expenses and other current assets	452 042	413 248
Total current assets	1 833 051	1 291 253

PROPERTY, PLANT AND EQUIPMENT	5 027 429	4 482 679

INTANGIBLE ASSETS	1 349 252	1 439 362

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	135 295	107 959

OTHER INVESTMENTS	152 583	150 000

OTHER ASSETS	74 698	74 527

Total assets	8 572 308	7 545 780

CURRENT LIABILITIES
Accounts payable	370 798	363 723
Accrued expenses and other current liabilities	1 423 320	749 600
Accounts payable, related parties	73 500	40 829
Current portion of long-term debt, capital lease obligations	519 340	768 674
Total current liabilities	2 386 958	1 922 826

LONG-TERM LIABILITIES
Long-term debt	2 744 086	2 078 955
Capital lease obligations	3 468	2 928
Deferred income taxes	113 742	158 414
Deferred revenue and other	50 252	57 824
Total long-term liabilities	2 911 548	2 298 121

Total liabilities	5 298 506	4 220 947

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	35 114	30 744

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of June 30, 2006 and December 31, 2005, 777,349,125 of which are in the form of ADS as of June 30, 2006 and 763,554,870 - as of December 31, 2005)

	50 558	50 558
Treasury stock (5,400,486 common shares at cost as of June 30, 2006 and December 31, 2005)	(5 534)	(5 534)
Additional paid-in capital	568 049	568 104
Unearned compensation	—	(1 210)
Shareholder receivable	—	(7 182)
Accumulated other comprehensive income	69 422	50 614
Retained earnings	2 556 193	2 638 739
Total shareholders’ equity	3 238 688	3 294 089

Total liabilities and shareholders’ equity	8 572 308	7 545 780

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(Amounts in thousands of U.S. dollars)

	Six months ended	Six months ended
	June 30, 2006	June 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$479 085	$536 342

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	4 367	12 591
Depreciation and amortization	529 485	415 065
Amortization of deferred connection fees	(22 983)	(23 668)
Equity in net income of associates	(30 857)	(18 016)
Inventory obsolescence expense	7 322	1 752
Provision for doubtful accounts	52 833	25 655
Deferred taxes	(84 291)	(36 629)
Non-cash expenses associated with stock bonus and stock options	1 029	734

Changes in operating assets and liabilities:
Increase in accounts receivable	(74 021)	(43 916)
Increase in inventory	(75 387)	(20 854)
Increase in prepaid expenses and other current assets	(106)	(79 257)
Increase in VAT receivable	73 455	(27 975)
Increase in trade accounts payable, accrued liabilities and other current liabilities	48 892	124 731
Net cash provided by operating activities	908 823	866 555

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(23 618)	(37 931)
Purchases of property, plant and equipment	(669 429)	(646 733)
Purchases of intangible assets	(77 085)	(120 106)
Purchases of short-term investments	(56 071)	(18 021)
Proceeds from sale of short-term investments	26 423	194
Purchase of other investments	(2 799)	—
Investments in and advances to associates	3 174	1 007
Net cash used in investing activities	(799 405)	(821 590)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes	—	400 000
Notes and debt issuance cost	(14 970)	(6 784)
Capital lease obligation principal paid	(2 864)	(4 655)
Dividends paid	(56 754)	(100 023)
Proceeds from loans	983 382	225 038
Loan principal paid	(568 100)	(195 855)
Payments from Sistema	7 308	5 095
Net cash provided by financing activities	348 002	322 816

Effect of exchange rate changes on cash and cash equivalents	138	(4 712)

NET INCREASE IN CASH AND CASH EQUIVALENTS:	457 558	363 069

CASH AND CASH EQUIVALENTS, at beginning of period	78 284	274 150

CASH AND CASH EQUIVALENTS, at end of period	535 842	637 219

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Leonid Melamed
		Name:	Leonid Melamed
		Title:	CEO

Date: September 05, 2006